FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of FEBRUARY 2008

OROMIN EXPLORATIONS LTD. (File #0-30614)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Oromin Explorations Ltd. – News Release dated February 4, 2008,

➢

Oromin Explorations Ltd. – BC FORM 53-901F Material Change ,

➢

Oromin Explorations Ltd. – News Release dated February 29, 2008.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

OROMIN EXPLORATIONS LTD.

(Registrant)

Date: April 1, 2008

By:    “Chet Idziszek”

Chet Idziszek

Its:       President

(Title)

Oromin Explorations Ltd.

2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772  Fax:  (604) 331-8773

April 1, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Oromin Explorations Ltd. - (File #0-30614)

Form 6-K

On behalf of Oromin Explorations Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”_________

per:

Chet Idziszek

President

Enclosures

cc:

Miller Thomson, Attn:  Mr. Peter McArthur

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

February 4, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

SABODALA 2008 PROGRAM AND OBJECTIVES ESTABLISHED AND EXPANDED TO INCLUDE

➢

140,000 METERS DRILLING

➢

INITIAL RESOURCE CALCULATION IN END OF APRIL

➢

START OF PREFEASIBILITY STUDY

CONTINUING EXCELLENT ASSAYS FROM LATEST 2007 DRILL PROGRAM

HIGHLIGHTS

♦

LATEST 2007 DRILLING RESULTS EXPAND MINERALIZATION AT GOLOUMA WEST, GOLOUMA SOUTH AND MASATO DEPOSITS INCLUDING:

o

10 METRES OF 8.14 G/T GOLD IN DH-174 AT GOLOUMA WEST

o

3 METRES OF 50.39 G/T GOLD IN RC-170 AT GOLOUMA SOUTH

o

24 METRES OF 2.49 G/T GOLD IN RC-166 AT MASATO

♦

DETAILED SAMPLING AT UNDRILLED 1KM LONG NIAKAFIRI SOUTHWEST TARGET OUTLINES HIGHEST GRADE SOIL ANOMALY TO DATE –
(350-METRE LENGTH AT 3.29 G/T GOLD) – DRILLING TO START SHORTLY

♦

INITIAL RESOURCE CALCULATION BY SRK SCHEDULED FOR END OF APRIL, FOLLOWED BY UPDATES AND START OF PREFEASIBILITY STUDY

♦

2008 DRILLING PROGRAM @ 140,000 METRES WILL CONTINUE RESOURCE DRILLING AND EVALUATE ALL OTHER TARGETS WITH 5 RIGS

Oromin Explorations Ltd. (“Oromin”) is pleased to announce the approval and initiation of its 2008 exploration and engineering program, additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South (Northeast Zone) and Masato Gold Deposits, and the significant upgrading of the Niakafiri Southwest Target to drill ready status.

Oromin’s current drilling program is focused on resource delineation of the project’s numerous gold zones and deposits.  More than 75,000 metres of drilling is expected to be included in the project’s initial resource estimate scheduled for late April. The approved 2008 program has been expanded to 140,000 metres of drilling.  This program will continue resource drilling of the known and newly outlined gold deposits at depth and along trend, and initial evaluation of all the remaining significant targets established within the concession.  SRK Consulting  (Canada) Inc. has been hired to complete baseline studies, metallurgical testwork, and further resource updates and to begin a preliminary feasibility study during the year.

Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Project.  The 2007 drill program ended December 15th and our 2008 program commenced January 12th.  The following results, including those listed in the Schedule attached, set out the remainder of the 2007 drilling program.

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions.  Oromin is drilling this deposit on 40-metre, and locally 20-metre, centres using both reverse circulation and diamond core rigs.

The results continue to expand mineralization both laterally and to depth.  Some of the most significant include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-150	33	5	6.00
RC-151	62	16	2.87
DH-169	277	13	3.49
DH-174	185	10	8.14
DH-177	193	17	3.51
DH-181	306	16	2.26

GOLOUMA SOUTH GOLD DEPOSIT (NORTHEAST ZONE)

The Golouma South gold deposit (“main zone”) is centred within a 3-kilometre northeast trending gold geochemical anomaly that flanks the southeast side of the extensive Golouma gold geochemical complex of anomalies.  The deposit also trends northeast and dips moderately steeply to the west.  It is currently being drilled on 40-metre and locally 20-metre centres.

The Northeast Zone is located approximately 500 metres to the north of the Golouma South “main zone”.  Based on limited drilling to date and the results listed below, an easterly trending and south dipping gold mineralized zone has been outlined over a 100-metre extent, 150-metre depth and remains open in all directions.  To date, the mineralized zone is narrower on average than the Golouma South “main”, Golouma West and Masato deposits but the grade is significantly higher.

Management expects the Northeast Zone to intersect the extrapolated extension of the Golouma South “main  zone” some 250-300 metres to the east of current drilling.  It is an excellent high priority target that will be drilled on minimum 40-metre centres.

From the Northeast Zone, some of the most significant results including those previously released (*) are:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-170	76	3	50.39
RC-174	89	4	12.50
RC-176	51	5	19.97
RC-177	38	3	16.33
DH-67*	145	2	25.07
DH-68*	109	1	162.3
DH-72*	81	3	98.37
DH-73*	162	8	17.61

MASATO GOLD DEPOSIT

The Masato Gold Deposit is coincident with a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width and is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold Deposit that is being readied for production by Mineral Deposits Ltd. (see Mineral Deposits Ltd. August 16, 2007 news release).  Oromin has recently initiated resource drilling at 40-metre centres over portions of this large mineralized zone using both reverse circulation and diamond core rigs.

Current drilling of this large deposit continues to show excellent lateral and vertical continuity of the gold mineralization.  Of particular interest is the section to section continuity of near surface thicker mineralization, e.g. 39 metres grading 2.05 g/t gold in RC-163 and 24 metres grading 2.49 g/t gold in RC-166.

Some of the most significant new results at Masato include:

Drill Hole	From (m)	Interval (m)	Gold (g/t)
RC-156	39	31	1.66
RC-157	35	30	1.75
RC-162	42	27	2.26
RC-163	44	39	2.05
RC-165	101	11	4.68
RC-166	29	13	2.65
RC-166	55	24	2.49
RC-167	55	19	2.01
RC-180	103	15	2.23

NIAKAFIRI SOUTHWEST TARGET

Recent detailed soil sampling (25-metre stations on 50-metre lines) at this undrilled 1 kilometre long target has outlined the highest grade gold-in-soil geochemical anomaly found to date on the concession.  The peak anomaly, as defined by a 0.5 gram gold contour, averages 3.29 g/t gold over a 350 metre length and up to a 100 metre width.  It is based on 23 samples ranging from 0.59 g/t gold to 12.07g/t gold.  This anomaly is on trend of MDL’s Niakafiri gold deposit located approximately 1 kilometre to the northeast.  Drilling is scheduled to start within the next two weeks.

OTHER GOLD TARGETS

In addition to the Niakafiri Southwest target, examples of other gold targets to be drill-tested during 2008 include the following, each of which returned excellent initial trench results similar to the initial trench results at Golouma prior to Oromin’s first drilling success there.

Target	Interval (m)	Gold (g/t)
Sekoto	12	3.78
Korolo	13	3.22
Maleko	5	6.21
Clover Leaf	7	6.48
Kinemba	8	5.49
Kinemba West	3	1.11

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has verified the data disclosed in this news release.  TSL Laboratories in Saskatoon carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.  Please refer to the maps which set out the Sabodala deposits and zones under “investor info/articles and reports” on the website, and our previous news releases, for additional project information.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idziszek

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

SCHEDULE

Golouma West Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-149	360W	3545N/4693E	015/-55	58-71	13	1.52
RC-150	060W	3370N/4960E	015/-60	33-38 Incl.34-35	5 1	6.00 25.38
RC-151	160W	3382N/4858E	015/-60	62-78 Incl.62-65 And 75-78	16 3 3	2.87 5.54 5.91
RC-152	200W	3404N/4808E	015/-60	78-81	3	6.06
RC-153	060W	3326N/4949E	015/-60	94-100 Incl.99-100 108-113 Incl.112-113	6 1 5 1	5.58 12.28 3.88 13.82
DH-169	480W	3420N/4535E	015/-60	277-290 Incl.279-283 313-318	13 4 5	3.49 5.83 2.21
DH-174	360W	3409N/4650E	015/-60	154-158 Incl.154-155 162-170 Incl.164-166 185-195 Incl.186-188	4 1 8 2 10 2	11.50 34.29 2.21 4.68 8.14 33.82
DH-177	640W	3525N/4395E	015/-60	193-210 Incl.203-208	17 5	3.51 6.93
DH-178	400W	3381N/4601E	015/-60	203-205 331-337 Incl.331-332	2 6 1	3.26 1.77 5.66
DH-179	600W	3510N/4425E	015/-60	199-206	7	4.75
DH-180	440W	3427N/4569E	015/-60	245-251 270-286 291-297	6 16 6	4.97 1.65 2.82
DH-181	520W	3437N/4494E	015/-65	306-322 Incl.313-317	16 4	2.26 5.40
DH-182	640W	3490N/4389E	015/-65	301-304	3	4.27

Golouma South Gold Deposit (Northeast Zone)
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-170		3568N/5486E	030/-50	76-79 Incl.76-77	3 1	50.39 122.40
RC-173		3578N/5469E	030/-50	69-71 Incl.69-70	2 1	8.08 15.60
RC-174		3560N/5459E	030/-50	89-93 Incl.91-92	4 1	12.50 41.19
RC-175		3573N/5444E	030/-50	80-83 Incl.81-82	3 1	10.24 28.33
RC-176		3590N/5454E	030/-50	51-56 Incl.54-56	5 2	19.97 49.93
RC-177		3608N/5464E	030/-50	38-41 Incl.38-39	3 1	16.33 30.32

Masato Gold Deposit
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-154	860N	60300N/4820E	095/-55	98-106 111-114	8 3	2.25 2.14
RC-155	930N	60370N/4823E	095/-50	87-91 109-120 Incl.117-120 122-128	4 11 3 6	1.94 1.21 2.62 1.26
RC-156	930N	60368N/4863E	095/-50	39-70 Incl.40-45 And 64-70	31 5 6	1.66 2.90 2.51
RC-157	960N	60395N/4875E	095/-50	35-65 Incl.38-50 75-91 Incl.75-80	30 12 16 5	1.75 2.70 2.11 4.97
RC-158	1,040N	60467N/4850E	095/-50	62-68 71-75 79-84 97-101 106-114 Incl.111-113	6 4 5 4 8 2	1.06 1.43 1.33 3.04 2.34 5.65
RC-159	1,000N	60434N/4879E	095/-50	22-54 Incl.31-42 78-82 Incl.80-81	32 11 4 1	1.72 2.40 6.05 16.19
RC-160	1,040N	60462N/4894E	095/-50	21-35 Incl.22-27 54-61	14 5 7	2.27 3.49 1.21
Masato Gold Deposit …continued
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
RC-161	1,000N	60438N/4839E	095/-50	70-78 89-92 95-99 129-132	8 3 4 3	1.68 1.13 2.13 4.12
RC-162	860N	60297N/4858E	095/-50	42-69	27	2.26
RC-163	900N	60340N/4863E	095/-50	44-83 Incl.58-62	39 4	2.05 7.02
RC-164	900N	60440N/4821E	095/-50	86-97 118-131 Incl.122-125	11 13 3	1.45 2.49 4.55
RC-165	900N	60440N/4821E	110/-65	101-112 122-128	11 6	4.68 1.91
RC-166	140N	59622N/4568E	110/-50	29-42 55-79 Incl.64-68 Incl.65-66	13 24 4 1	2.65 2.49 8.40 20.00
RC-167	140N	59622N/4568E	110/-50	33-36 55-74 Incl.62-68	3 19 6	2.49 2.01 3.45
RC-168	160N	59642N/4573E	110/-65	54-62 93-98	8 5	1.02 1.67
RC-178	180S	59315N/4465E	110/-75	146-148 157-159 166-174	2 2 8	2.47 1.44 2.09
RC-179	060S	59444N/4479E	110/-65	48-54 58-68 Incl.60-62 71-75	6 10 2 4	1.34 1.81 4.15 1.54
RC-180	080S	59397N/4491E	110/-70	103-118 Incl.106-108	15 2	2.23 5.83

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Oromin Explorations Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

February 7, 2008

Item 3.

Press Release

February 4, 2008, Vancouver, B.C.

Item 4.

Summary of Material Change

Progress report on exploration of the Issuer’s Sabodala Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 7th day of February, 2008.

OROMIN EXPLORATIONS LTD.

By:

“J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

December 18, 2007	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

EXCELLENT DRILL RESULTS AT

GOLOUMA WEST, GOLOUMA SOUTH AND MASATO GOLD DEPOSITS

ADD TO LATERAL AND DEPTH EXPANSION

HIGHLIGHTS

♦

AT MASATO DH-131 INTERSECTS A 20 METRE MINERALIZED ZONE INCLUDING 3.22 G/T GOLD OVER 5 METRES, FOLLOWED BY 3,945.50 G/T GOLD OVER 1 METRE (VISIBLE GOLD OBSERVED) AND THEN 3.56 G/T GOLD OVER 14 METRES

♦

AT GOLOUMA SOUTH DH-150 INTERSECTS THE DEEPEST MINERALIZATION TO-DATE; 9.05 G/T GOLD OVER 8 METRES AND 5.08 G/T GOLD OVER 19 METRES

♦

AT GOLOUMA WEST DH-156 INTERSECTS THREE MINERALIZED ZONES; 45.03 G/T GOLD OVER 5 METRES, 11.29 G/T GOLD OVER 10 METRES AND 7.77 G/T GOLD OVER 7 METRES.

Oromin Explorations Ltd. (“Oromin”) is pleased to announce additional results from the ongoing step-out and in-fill drilling program at the Golouma West, Golouma South and Masato Gold Deposits.

Oromin’s 2007 and 2008 advanced exploration programs are focused on resource delineation of its Sabodala Gold Project’s numerous gold zones and gold deposits.  More than 75,000 metres of drilling is planned in advance of the Project’s initial resource estimate scheduled for April 2008.  Results from the ongoing property-wide exploration program continue to support Oromin’s model of multiple gold deposits within the Sabodala Project.  Please refer to general maps displayed under “investor info/articles and reports” on Oromin’s website and Oromin’s previous news releases for additional project information.

GOLOUMA WEST GOLD DEPOSIT

The Golouma West Gold Deposit has now been traced over 1,500 metres on surface, to over 300 metres at depth and remains open in all directions.  Oromin is drilling this deposit on 40-metre, and locally, 20-metre centres using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed in the attached schedule; some of the most significant are:

♦

12 metres of 8.74 g/t gold from 49 metres in DH-132

♦

6 metres of 10.08 g/t gold from 37 metres in DH-145

♦

8 metres of 3.54 g/t gold from 57 metres in DH-147

♦

16 metres of 2.11 g/t/gold from 301 metres in DH-149

♦

13 metres of 6.07 g/t gold from 82 metres in DH-152

♦

10 metres of 6.91 g/t gold from 128 metres in DH-154

♦

5 metres of 45.03 g/t gold from 17 metres, 10 metres of 11.29 g/t gold from 142 metres and 7 metres of 7.77 g/t gold from 165 metres in DH-156

♦

7 metres of 25.58 g/t gold from 138 metres in DH-157

♦

7metres of 13.41 g/t gold from 31 metres in DH-161

♦

7 metres of 6.51 g/t gold from 71 metres in DH-163

♦

17 metres of 3.36 g/t gold from 166 metres in DH-165

♦

18 metres of 4.80 g/t gold from 238 metres in DH-168

GOLOUMA SOUTH GOLD DEPOSIT

The Golouma South Gold Deposit has now been traced over 1,000 metres on surface, to 220 metres depth and remains open in all directions.  Oromin is drilling this deposit on 40-metre, and locally, 20-metre centres using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed on the attached schedule; some of the most significant are:

♦

7 metres of 7.12 g/t gold from 44 metres in DH-138

♦

10 metres of 3.70 g/t gold from 15 metres in DH-140

♦

8 metres of 9.08 g/t gold from 192 metres and 19 metres of 5.08 g/t gold from 229 metres in DH-150

MASATO GOLD DEPOSIT

The Masato Gold Deposit is coincident with a strong gold-in-soil geochemical anomaly 2.6 kilometres in length by up to 1.2 kilometres in width.  Oromin’s Masato Gold Deposit is located 1.2 kilometres due east of the 1.9 million ounce Sabodala Gold Deposit that is being readied for production by Mineral Deposits Ltd. (see Mineral Deposits Ltd. August 16, 2007 news release).

The Masato geochemical anomaly is also coincident with three extensive NE-trending, linear IP changeability anomalies of which only the westernmost has been drilled to date.  Oromin has recently initiated in-fill drilling at 40-metre centres over portions of this large mineralized zone using both reverse circulation and diamond core rigs.

Newly drilled mineralized intersections are listed in the attached schedule; some of the most significant are:

♦

5 metres of 3.22 g/t gold from 58 metres, 1 metre of 3,945.50 g/t gold from 63 metres (visible gold observed) and 14 metres of 3.56 g/t gold from 64 metres in DH-131

♦

7 metres of 3.95 g/t gold from 53 metres in DH-135

♦

4 metres of 3.57 g/t gold from 73 metres in DH-141

Oromin’s 2007 field program has concluded for the Christmas break with field activities scheduled to re-start in early January, 2008.  An additional fifteen core holes and forty reverse circulation holes were completed in 2007 for which assays are pending.

Fieldwork was carried out under the supervision of Gerald McArthur, P. Geo., a “qualified person” for the purposes of National Instrument 43-101, who has also verified the data disclosed in this news release.  TSL Laboratories in Saskatoon, Saskatchewan carried out all assaying under industry-standard QA/QC procedures.

To find out more about Oromin Explorations Ltd. (TSX-V:OLE), visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

Chet Idizszek

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

SCHEDULE

Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-132	640W	3624N/4417E	195/-65	22-25 49-61 Incl.56-57	3 12 1	12.8 8.74 58.57
DH-134*	680W	3760N/4407E	100/-70	62-65	3	3.38
DH-147	400W	3551N/4653E	015/-60	57-65 102-104 106-120	8 2 14	3.54 2.51 1.78
DH-149	760W	3512N/4263E	015/-60	301-317 321-326	16 5	2.11 3.05
DH-151	280W	3401N/4736E	015/-60	140-144	4	1.38
DH-152	280W	3437N/4746E	015/-60	82-95 Incl.90-91	13 1	6.07 46.33
DH-153*	720W	3690N/4348E	100/-55	100-106 Incl.100-102	6 2	10.08 20.87
DH-154*	720W	3690N/4348E	100/-80	128-138 Incl.131-133	10 2	6.91 19.69
DH-155	320W	3548N/4738E	015/-60	65-70 Incl.68-69 98-100 107-109 108-109	5 1 2 2 1	3.22 11.04 6.36 7.97 15.05
DH-156	320W	3500N/4721E	015/-60	0-4 17-22 Incl.20-21 115-117 142-152 Incl.148-149 165-172 Incl.169-170	4 5 1 2 10 1 7 1	2.39 45.03 216.8 3.30 11.29 49.35 7.77 34.40
DH-157	320W	3420N/4699E	015/-60	114-115 138-145 Incl.139-140	1 7 1	42.35 25.58 171.9
DH-158*	680W	3683N/4387E	100/-60	66-69	3	2.02
DH-159*	720W	3726N/4362E	100/-55	106-114	8	1.11
DH-160	320W	3582N/4746E	015/-50	1-8	7	3.01
DH-161	280W	3608N/4795E	195/-60	17-23 31-38 Incl.35-37	6 7 2	1.83 13.41 30.42
DH-162*	720W	3727N/4360E	100/-80	140-144 Incl.142-144	4 2	15.65 25.31
DH-163	280W	3642N/4804E	195/-60	71-78 Incl.77-78 81-87	7 1 6	6.51 18.38 2.34
DH-164*	640W	3713N/4439E	100/-60	33-35	2	2.60
Oromin Explorations Ltd. Golouma West Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-165	400W	3511N/4641E	015/-60	129-134 144-148 150-154 166-183	5 4 4 17	1.71 2.02 2.03 3.36
DH-166	200W	3353N/4811E	015/-60	135-141	6	2.84
DH-167	160W	3341N/4849E	015/-60	108-111 120-133 173-174	3 13 1	1.71 2.63 14.4
DH-168	240W	3288N/4755E	015/-60	238-256 Incl.254-256	18 2	4.80 18.83
DH-169	480W	3420N/4535E	015/-60	Results pending
DH-170*	680W	3807N/4409E	100/-50	44-47	3	3.58
DH-RC85EXT	520W	3520N/4520E	015/-60	213-216	3	1.09
DH-RC87EXT	520W	3477N/4503E	015/-60	266-270	4	2.57
DH-RC93EXT	640W	3417N/4440E	015/-60	171-189	18	1.79

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

*  These holes test the North-South trending mineralized zone which intersects and merges with the East-West trending mineralized zones of the Golouma West Deposit, as shown on the location maps on Oromin’s website.

SCHEDULE

Oromin Explorations Ltd. Golouma South Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-138	095S	3031N/5130E	115/-55	44-51 73-46 79-82	7 3 3	7.12 3.13 2.23
DH-139	075S	3050N/5150E	115/-60	53-54 61-66 89-93	1 5 4	9.19 4.08 4.01
DH-140	200S	2916N/5138E	115/-55	0-11	11	1.87
DH-143	130S	2992N/5159E	115/-45	15-25	10	3.70
DH-144	050S	3071N/5158E	115/-60	48-53 Incl. 51-53 99-102	5 2 3	8.03 16.40 2.48
DH-145	050S	3061N/5180E	110/-55	7-12 37-43 Incl.37-40	5 6 3	2.91 10.08 17.52
DH-148	095S	3075N/5003E	110/-60	218-222	4	3.57
DH-150	130S	3048N/4990E	110/-60	69-70 192-200 Incl.197-198 219-223 229-248	1 8 1 4 19	10.22 9.05 47.84 2.00 5.08

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

SCHEDULE

Oromin Explorations Ltd. Masato Gold Deposit Mineralization Intersections
Drill Hole	Section	Grid Co-ordinate	Azimuth/ Dip	From – To (m)	Interval (m)	Gold (g/t)
DH-131*	180N	9660N/4585E	110/-45	31-43 49-54 58-63 63-64 64-78	12 5 5 1 14	1.77 2.32 3.22 3,945.50 3.56
DH-135	180N	9660N/4585E	110/-65	53-60 Incl.56-57 65-67 95-99	7 1 2 4	3.95 16.46 1.66 1.76
DH-136	100N	9590N/4534E	110/-45	38-45 68-75	7 7	2.02 1.69
DH-141	100N	9605N/5502E	110/-55	73-77 118-122	4 4	3.57 1.18
DH-142	100N	9605N/5502E	110/-70	87-91 120-124 151-155	4 4 4	1.47 1.89 2.15

Mineralized intervals are based on 1-metre composite samples utilizing a 0.5 g/t gold cut-off level with a maximum internal dilution of 2 metres.  The attitude of mineralized intervals varies and reported mineralized intersections may not represent true widths.

* Visible Gold observed.

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772 Toll-free (877) 529-8475 Fax: (604) 331-8773 E-mail: info@oromin.com

February 29, 2008	Trading Symbol: TSX Venture – OLE OTC/BB - OLEPF Web Site: www.oromin.com

OROMIN ENGAGES OTIS AND MANDY PARTNERS LLC

Oromin Explorations Ltd. announces that it has retained Otis and Mandy Partners LLC (“O&M”) based in New York City as an institutional markets investor relations consultant to the Company.

O&M is a buy side consulting firm specializing in the resource sector. They have been introducing small cap equities to the institutional investment community across the United States and in select European and U.K. markets since 1995. For the past several years, O&M has been a leading agent in introducing senior management of natural resource and mining companies to both specialist and generalist institutional investors.

Services offered to the Company include initiating contacts and meetings with institutional investors, independent money managers and market makers. The engagement commences March 1, 2008, subject to regulatory approval. Terms include minimum cash payments of USD $80,000 over the next twelve months and the grant of 75,000 incentive stock options exercisable for a five year term at the price of $3.40 per share pursuant to Oromin’s stock option plan, including vesting provisions.

Chet Idziszek, President of Oromin Explorations, stated, “We are delighted to be working with O&M. We expect that this established and respected investor relations consulting firm will provide a significant expansion to our network of investors, with a particular focus on gold and other resource funds, hedge funds and other private equity houses. We expect O&M’s relationships to build on our base, not only across numerous U.S. markets, but also financial circles abroad.”

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek

”

Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY

FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.